UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FEBRUARY 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Idenix Pharmaceuticals, Inc.

File No. 333-111157 - CF# 29145

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Idenix Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 15, 2003, as amended.

Based on representations by Idenix Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14	through December 31, 2015
Exhibit 10.16	through December 31, 2015
Exhibit 10.17	through December 14, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel